EARLYBIRDCAPITAL, INC.

275 Madison Avenue

New York, New York 10016

June 24, 2013

VIA EDGAR

Susan Block, Attorney Advisor

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	MedWorth Acquisition Corp. (the “Company”)

Registration Statement on Form S-1 originally filed May 20, 2013

(File No. 333-188706) ( the “Registration Statement”)

Dear Ms. Block:

In connection with the Registration Statement on Form S-1 of MedWorth Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 P.M., Wednesday, June 26, 2013 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine Title: Managing Director